Puravita Corporation
1441 Ocean Drive
Vero Beach , Florida 32963

March 4, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Puravita Corporation
Form RW-Withdrawal of Post-Effective Amendment No. 6 to Form S-1
File No. 333-172892

To whom it may concern;
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Puravita Corporation (the "Company") hereby respectfully requests that the Securities and Exchange Commission ("SEC") consent to the withdrawal, effective as of the date hereof, of the Company's Post-Effective Amendment No. 6 to Form S-1 as filed on February 19, 2015.
The Company requests withdrawal of the Post-Effective Amendment No. 6 to Form S-1 as it inadvertently filed past the deadline.  It also should have been filed as a new S-1 instead of a Post-Effective Amendment No. 6 to Form S-1.
Please forward copies of the order consenting to the withdrawal of the Request for Acceleration of Registration Statement to Harold P. Gewerter, Esq. of Harold P. Gewerter, Esq. Ltd. via facsimile at (702) 382-1759.
If you have any questions regarding this application for withdrawal, please call Harold P. Gewerter, Esq., the Company's counsel, at (702) 382-1714.

Regards,

/s/ Rory O'Dare
Rory O'Dare, President
Puravita Corporation